FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of January 9, 2008

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu, Suwon-si

Gyeonggi-do, 443-766, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);  ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated January 8, 2008 announcing Pixelplus’ PM1002 as a practical biometric solution for iris, facial and fingerprint recognition

Exhibit 99.1

Pixelplus Unveils Its PM1002 as A Practical Biometric Solution for Iris, Facial and Fingerprint Recognition

Press Release

SEOUL, South Korea, January 8, 2008 — Pixelplus Co., Ltd. (NASDAQ: PXPL), a fabless semiconductor company in Korea that designs, develops, and markets CMOS image sensors for various consumer electronics applications, today announced that it unveiled the “PM1002”, the Company’s new ‘System-On-A-Chip’ (“SoC”) processor for various image recognition applications.

The PM1002 integrates a 32-bit RISC microprocessor and on-chip memories to enhance image recognition algorithms. Pixelplus believes the PM1002 provides cost-efficiency and reliable performance for image recognition SoC solutions and expects that the highly customized SoC chip will allow the PM1002 to become a practical biometric solution with respect to iris, facial, and fingerprint recognition for mobile and non-mobile security applications due to the small form-factor, high performance, and low power consumption exhibited in the SoC chip.

“The Company’s PM1002 SoC chip, combined with our image signal processing technology and CMOS image sensors based on PlusPixel2™ technology, will enable us to become the total solutions provider for image recognition applications,” said Dr. S.K. Lee, CEO of Pixelplus. “The Company’s ‘total solutions’ consisting of the 32-bit RISC microprocessor embedded in the PM1002, which represents the main core for applications software, and also consisting of hard-wired engines to accelerate the performance of image recognition algorithm processing as well as comprising of our software development kit, which includes API, driver, firmware, and high quality CIS tuning-related support based on our PlusPixel2™ technology, will enable image applications system engineers to increase efficiencies and performance and reduce development time.”

Pixelplus considers the PM1002 to be one of the Company’s most exciting new technologies, and seeks to apply its SoC technology to a broad spectrum of image recognition applications, including mobile device, security, automotive, and biometric applications, which embrace iris, facial, and fingerprint recognition applications, as well as toys, medical, automotive security system, and general security and surveillance system applications. While Pixelplus seeks to apply its SoC Chip technology to a broad spectrum of image recognition applications, the Company is also currently pursuing separate joint development projects with several firms which specialize in new mobile and non-mobile security applications, which include OCR and biometric applications.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution, and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors and SoC solutions for use in webcams and notebook embedded cameras, toys and games, and security and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop CMOS image sensors with sharp, colorful and enhanced image quality, size efficiency, and low power consumption.

Forward Looking Statement

This press release contains certain statements that are not historical in nature but are “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates and assumptions about our company and our industry, and are subject to a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Investors are directed to Pixelplus’ reports and documents filed from time to time with the U.S. Securities and Exchange Commission for a description of various factors that should be considered before investing in Pixelplus’ securities. These factors may cause Pixelplus’ results to differ materially from the forward-looking statements made in this release. The forward-looking statements speak only as of the date of this press release and Pixelplus assumes no duty or obligation to update them to reflect new, changing, or unanticipated events or circumstances.

Contact:

Shane Y. Hong

Pixelplus Co., Ltd.

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu

Suwon-si, Gyeonggi-do, 443-766

Republic of Korea

+82-31-888-5300

OR

Taylor Rafferty:

London – Emilia Whitbread at +44 (0) 20 7614 2900

New York – Allon Bloch at +1 212 889 4350

Tokyo – Jason Wagers at +81 (0) 3 3221 9513

Email pixelplus@taylor-rafferty.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:	/s/ Hoang Taig Choi
Name:	Hoang Taig Choi
Title:	Chief Financial Officer

January 9, 2008